UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EZGO Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G5279F102

(CUSIP Number)

Jianhui Ye

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

Tel: + 86 51983683805

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5279F102
1.	Names of Reporting Persons Jianhui Ye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power : 5,151,097(1)
	8.	Shared Voting Power : 0
	9.	Sole Dispositive Power : 5,151,097(1)
	10.	Shared Dispositive Power : 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person : 5,151,097
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.77%(2)
14.	Type of Reporting Person (See Instructions): IN

(1)	Jianhui Ye is the sole shareholder and sole director of WXYZ Group Ltd. (“WXYZ Group”), which is the record holder of 3,034,200 ordinary shares of the Issuer. As a result, he may be deemed to be the beneficial owner of the ordinary shares held by WXYZ Group and have sole voting and dispositive power over such securities.

(2)	Based on 76,072,461 ordinary shares, as of September 11, 2023, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on September 13, 2023 and Prospectus Supplement (File No. 333-263315) filed on September 13, 2023.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of EZGO Technologies Ltd., a British Virgin Islands business company (the “Issuer”). The principal executive office of the Issuer is located at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Jianhui Ye (the “Reporting Person”).

(b) The address and principal office of the Reporting Person is Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164.

(c) The Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 2,116,897 Ordinary Shares of the Issuer on November 2, 2023, for a total purchase price of $208,938. This purchase was made with his personal funds. The 3,034,200 Ordinary Shares previously purchased by WXYZ Group were all purchased from the working capital of WXYZ Group.

Item 4.	Purpose of Transaction.

The Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Person may deem advisable.  The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The percentage of Ordinary Shares reported owned by the Reporting Person is based upon 76,072,461 Ordinary Shares, as of September 11, 2023, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed on September 13, 2023 and Prospectus Supplement (File No. 333-263315) filed on September 13, 2023.

As of the filing date of this Schedule 13D, the Reporting Person beneficially owned 5,151,097 Ordinary Shares, consisting of: (i) 2,116,897 Ordinary Shares owned directly by the Reporting Person and (ii) 3,034,200 Ordinary Shares owned by WXYZ Group, which the Reporting Person is deemed to have sole voting and dispositive over, as a result of his being the sole shareholder and sole director of WXYZ Group. As of such date, in accordance with SEC rules for calculating percentages of beneficial ownership, the 5,151,097 Ordinary Shares beneficially owned by the Reporting Person represented approximately 6.77% of the outstanding Ordinary Shares of the Issuer.

(b) As of the filing date of this Schedule 13D, the Reporting Person has:

(i)	sole power to vote or direct the vote of 5,151,097 Ordinary Shares;
(ii)	shared power to vote or direct the vote of 0 Ordinary Share;
(iii)	sole power to dispose or direct the disposition of 5,151,097 Ordinary Shares; and
(iv)	shared power to dispose or direct the disposition of 0 Ordinary Share.

(c) Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Ordinary Shares were effected by the Reporting Person during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Person.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 6, 2023

/s/ Jianhui Ye
Jianhui Ye

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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